UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Hovnanian Enterprises, Inc.

(Name of Issuer)

Class B Common Stock, $.01 par value per share

(Title of Class of Securities)

442487302

(CUSIP Number)

Ara K. Hovnanian

110 West Front Street

P.O. Box 500

Red Bank, New Jersey 07701

(732) 747-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 442487302

1	NAME OF REPORTING PERSON Ara K. Hovnanian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,970,012
	8	SHARED VOTING POWER 676,668
	9	SOLE DISPOSITIVE POWER 10,970,012
	10	SHARED DISPOSITIVE POWER 676,668
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,646,680
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.5%
14	TYPE OF REPORTING PERSON IN

Amendment No. 6 to Statement on Schedule 13D

This Amendment No. 6 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Ara K. Hovnanian with the Securities and Exchange Commission on November 24, 1992, as amended by Amendment No. 1 to the Schedule 13D filed on March 31, 1995, Amendment No. 2 to the Schedule 13D filed on December 9, 2008, Amendment No. 3 to the Schedule 13D filed on October 26, 2009, Amendment No. 4 to the Schedule 13D filed on January 27, 2014 and Amendment No. 5 to the Schedule 13D filed on February 6, 2015 (as so amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

On October 29, 2015, the Executors, in their capacity as executors, distributed (a) 3,075,138 shares of Class A Common Stock to the marital trust created under the Kevork S. Hovnanian 2004 Revocable Trust Agreement for the benefit of Sirwart Hovnanian (the “Marital Trust”), (b) 1,376,146 shares of Class A Common Stock to Sirwart Hovnanian, (c) 1,050,873 shares of Class B Common Stock to trusts for the benefit of the family of Kevork S. Hovnanian, and (d) 2,204,378 shares of Class B Common Stock to the Marital Trust. As special purpose trustee of the trusts described in subparagraphs (a), (c) and (d) above with respect to investments in the Issuer, Ara K. Hovnanian may be deemed to have beneficial ownership of the securities of the Issuer beneficially owned by such trusts. Accordingly, his beneficial interest in the securities transferred to such trusts was not changed by the foregoing transfers.

Item 5. Interests in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Ara K. Hovnanian beneficially owns 11,646,680 shares of Class B Common Stock, including 2,737,500 shares of Class B Common Stock subject to options either currently exercisable or exercisable within 60 days. The shares beneficially owned represent approximately 64.5% of the shares of Class B Common Stock, based upon 15,317,979 shares of Class B Common Stock outstanding as of January 15, 2016, plus (for purposes of computing such percentage) the shares of Class B Common Stock underlying such options.

The shares beneficially owned by Ara K. Hovnanian include 3,883,395 shares of Class B Common Stock held by the 2012 LLC for which Ara K. Hovnanian is special purpose manager with respect to investments in securities of the Issuer, 1,050,873 shares of Class B Common Stock held by trusts for the benefit of the family of Kevork S. Hovnanian for which Ara K. Hovnanian is special purpose trustee with respect to investments in securities of the Issuer, 2,204,378 shares of Class B Common Stock held by the Marital Trust for which Ara K. Hovnanian is special purpose trustee with respect to investments in securities of the Issuer, 431,394 shares of Class B Common Stock held in other family related trusts as to which Ara K. Hovnanian has shared voting and shared investment power and 245,274 shares of Class B Common Stock held by Mr. Hovnanian’s wife and children. Ara K. Hovnanian disclaims beneficial ownership of such shares, except to the extent of his potential pecuniary interest in such trusts and accounts.

(b) Ara K. Hovnanian has sole power to vote or to direct the vote and to dispose or direct the disposition of 10,970,012 shares of Class B Common Stock.

Ara K. Hovnanian shares the power to vote or direct the vote and to dispose or direct the disposition of 676,668 shares of Class B Common Stock. Ara K. Hovnanian shares such voting power and dispositive power with, depending on the particular trust or account, his wife and Peter S. Reinhart. The business address of each of such persons is 110 West Front Street, P.O. Box 500, Red Bank, New Jersey 07701. Each of such persons is a citizen of the United States and, during the past five years, none of such persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) The following transactions have been effected during the period beginning 60 days prior to October 29, 2015 through the date hereof:

On December 10, 2015, the financial performance criteria of a previously granted long-term incentive plan award was determined by the Compensation Committee of the Issuer to have been satisfied and 297,984 shares of Class B Common Stock) were deemed to have vested.

On December 23, 2015, Ara K. Hovnanian gave gifts of a total of 50,000 shares of Class B Common Stock to his children.

On January 1, 2016, shares of Class B Common Stock (with respect to 341,741 shares of Class B Common Stock) deferred into the Issuer’s Deferred Compensation Plan were paid to Ara K. Hovnanian pursuant to the terms of such plan and elections previously made. After the withholding of shares to pay the tax liability incident to such payment, 208,904 shares of Class B Common Stock were distributed to Ara K. Hovnanian.

On January 15, 2016, the third annual installment of the stock portion of a previously granted long-term incentive plan award (with respect to 215,784 shares of Class B Common Stock) became payable. After the withholding of shares to pay the tax liability incident to such payout, 123,994 shares of Class B Common Stock were distributed to Ara K. Hovnanian.

The transactions described in Item 4 of this Schedule 13D are incorporated herein by reference.

(d) Not applicable

(e) Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2016	/s/ Ara K. Hovnanian
Ara K. Hovnanian

[Schedule 13D/A - Ara K. Hovnanian - Class B Common Stock]